Exhibit 4.38

TRANSACTION AGREEMENT

This Agreement (this “Agreement”) dated March      , 2002 is by and between EpicEdge, Inc. (the “Company”) and  Fleck T.I.M.E. Fund, L.P. (“Fleck”).

RECITALS:

WHEREAS, the Company anticipates closing a debt and equity financing concurrent with or soon after the date hereof (the “Financing”); and

WHEREAS, as a condition precedent to the Financing, the Company and Fleck must reach a resolution regarding and amend certain terms of historical transactions between Fleck and the Company.

AGREEMENT:

NOW THEREFORE, BE IT RESOLVED, for good and valuable consideration, the parties agree as follows:

1.        Cancellation of Warrant.  In order to induce the investors to undertake the Financing, Fleck hereby confirms and agrees that effective as of the date hereof, that Warrant to purchase 2,000,000 shares of Common Stock of the Company issued by the Company on December 1, 2000 (the “Warrant”) to Fleck is hereby cancelled for no other consideration.  Fleck hereby fully, forever, irrevocably and unconditionally waives any right, title and interest in the Warrant and the shares it could have received upon exercise of the Warrant.  Fleck and the Company hereby represent and warrant that Fleck never exercised any portion of the Warrant and the Company never issued any shares of Common Stock thereunder.  On the date hereof, Fleck agrees to deliver to the Company the original Warrant for cancellation, or, in the event the Warrant is lost, stolen or destroyed, Fleck shall deliver to the Company a lost warrant affidavit in a form reasonably acceptable to the Company, which copy of the original cancelled Warrant or lost warrant affidavit is attached hereto as Exhibit A.  Fleck further acknowledges and agrees that as of the date hereof he does not hold any other warrants to purchase any stock of the Company.

2.        Termination of Memorandum of Terms.

(a)           Fleck and the Company hereby agree that the Memorandum of Terms dated June 21, 2001, as amended, is hereby  terminated and is of no further force or effect; such that the Company shall not remain obligated or liable for any obligations that may have occurred or arisen thereunder; and

(b)           Fleck hereby irrevocably and unconditionally releases the Company, its respective shareholders, officers, directors, employees and agents from any and all claims of every kind, whether known or unknown, based upon any fact or matter relating to such Memorandum of Terms.

3.             Termination of Security Interest.  Fleck hereby agrees and acknowledges it does not hold any security interest in any assets of the Company, either tangible or intangible; provided, however, if such security interest does exist, Fleck hereby irrevocably and unconditionally releases such security interest.  Fleck further agrees to sign and execute, alone or with the Company, any financing statement or other document necessary to terminate any currently existing security interest it holds in any assets of the Company, including the execution of UCC-3 or similar forms.

4.             Release and Complete Defense.  Fleck in acknowledging the transactions effected hereunder, hereby agrees and by this Agreement does irrevocably and unconditionally release the Company, as well as its agents, officers, directors, successors, assigns, agents, advisors, attorneys and other representatives, from or concerning any and all losses, claims, charges, causes of action or other liabilities, whether in contract or tort, known or unknown, arising out of or relating in any way to the surrender and cancellation of the Warrant, any security interest, or any other matters related thereto.  This release is for any and all relief to the fullest extent permitted by law, no matter how denominated, including, but not limited to, compensatory damages, punitive damages, attorneys’ fees and costs actually incurred, or any other losses or damages, arising from any undertakings by the Company.  Fleck expressly acknowledges that the benefits being offered to Fleck in this Agreement and in connection with the Financing constitute consideration for the foregoing release that is in addition to anything of value to which Fleck is already entitled from the Company and its affiliates.

5.             Waiver of Default.  Fleck hereby irrevocably and unconditionally waives any event of default or breach of contract that has occurred on or prior to the date hereof under any agreement or instrument between Fleck and the Company, including but not limited to, that certain Convertible Note dated December 1, 2000 in the principal amount of $1,000,000 and that certain Note dated June 21, 2001 in the principal amount of $400,000.

6.             Waivers and Amendments.  Any provision of this Agreement may be amended, waived or modified upon the written consent of the Company, with the approval of the Board of Directors of the Company, and Fleck.

7.             Successors and Assigns.  The provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

8.             Governing Law.  This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflict laws provisions of the State of Texas or of any other state.

9.             Entire Agreement.  This agreement constitutes the entire understanding and agreement between the parties with regard to the subjects hereof.

10.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date and year first written above.

EPICEDGE, INC.

By:

Name:

Title:

FLECK T.I.M.E. FUND, L.P.

By:

Name:

Title:

Exhibit A